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                                                       Exhibit 18



COOPERS & LYBRAND                         Coopers & Lybrand L.L.P.
                                          One Post Office Square
                                          Boston, MA 02109






                                 April 5, 1995



New England Electric System
25 Research Drive
Westborough, MA 01582

    We are providing this letter to you for inclusion as an exhibit to Form 10-QA, which amends The Narragansett Electric Company (a subsidiary of New England Electric System, the Company) Form 10-Q filing for the quarter ended September 30, 1994. The filing is pursuant to Item 601 of Regulation S-K.

    We have read management's description of the change in accounting from the as-meters-are-read method of revenue recognition to the accrual of revenues for electricity delivered but not yet billed by the Company contained in the Company's Form 10-Q filing for the quarter ended September 30, 1994. This change was made in accordance with a July, 1994 rate offer and settlement agreement approved by the Rhode Island Public Utilities Commission. Based on our reading of the data and discussions with Company officials of the business judgment and business planning factors relating to the change, we believe management's justification for the change to be reasonable. Accordingly, we concur that the newly adopted accounting principle described above is preferable in the Company's circumstances to the method previously applied.



                                 s/Coopers & Lybrand L.L.P.

                                 Coopers & Lybrand L.L.P.